Exhibit 12

Peoples Energy Corporation and Subsidiary Companies

Statement Re: Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	12 months ended	Fiscal years ended September 30,
	06/30/2006	2005	2004	2003	2002	2001

Net Income Before Preferred
Stock Dividends, as reported	$1,264	$78,133	$81,564	$103,934	$89,071	$96,939

Change in undistributed earnings from equity investees	(4,314)	(10,150)	(8,327)	4,740	12,216	(7,587)

Add - Income Taxes	(9,159)	44,704	37,833	59,182	46,321	51,372
Fixed charges excluding capitalized interest	56,463	50,615	48,426	49,441	56,439	72,051

Earnings	$44,254	$163,302	$159,496	$217,297	$204,047	$212,775

Fixed charges including capitalized interest	56,463	$50,615	$48,426	$49,441	$56,439	$72,051

Ratio of Earnings to Fixed Charges	0.78	3.23	3.29	4.40	3.62	2.95